UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WATCHGUARD TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

WATCHGUARD TECHNOLOGIES, INC.

(Names of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

941105108

(CUSIP Number of Class of Securities)

Edward J. Borey

Chief Executive Officer, President and Chairman of the Board

505 Fifth Avenue South, Suite 500

Seattle, Washington 98104

(206) 521-8340

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen M. Graham

Elizabeth H. Lefever

Orrick, Herrington & Sutcliffe LLP

719 Second Avenue, Suite 900

Seattle, Washington 98104

(206) 839-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,425,705.16	$3,581.11**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,488,317 shares of WatchGuard common stock having an aggregate value of $30,425,705.16 as of the date of grant of such eligible options, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2005 (the “Schedule TO”) relating to the offer (the “Offer”) by WatchGuard Technologies, Inc. (“WatchGuard”) to exchange for replacement options to purchase WatchGuard common stock (the “Replacement Options”), all outstanding options to purchase WatchGuard common stock (a) granted under WatchGuard’s 1996 Stock Incentive Compensation Plan, 2000 Stock Option Plan and Rapidstream, Inc. 1998 Stock Option Plan, each as amended (each, a “Plan” and together, the “Plans”) that (b) have an exercise price equal to or greater than $6 and (c) were granted to an eligible optionholder before the Offer and are still outstanding on the date the Offer expires (the “Eligible Options”). The Replacement Options will have, and the Offer is subject to, the terms set forth in, the Offer to Exchange Eligible Outstanding Stock Options, dated April 19, 2005 (the “Offering Memorandum”) and the accompanying forms of Election Form and Notice of Change of Election, which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (collectively, as they may be amended from time to time, the “Offering Documents”).

This Amendment No. 1 reflects amendments which were made to pages 3, 8, 24, 27, 31, 32 and 38 of the Offering Memorandum attached to the Schedule TO as Exhibit (a)(1)(i) and page 1 of the Election Form attached to the Schedule TO as Exhibit (a)(1)(ii).

In the Offering Memorandum, the second question on page 3 and the third question on page 8 of the Summary: Frequently Asked Questions, and page 31 of the Offering Memorandum are hereby revised to reflect that the Company will deliver to all eligible employees whose tendered options are accepted for exchange a grant agreement with respect to replacement stock options promptly after May 18, 2005.

In addition, the following language in Section 7 (Conditions to the Offer; Waiver of Conditions) of the Offering Memorandum is deleted: (a) the words: “regardless of the circumstances giving rise to the event, including any action or omission to act by us” at the end of the first paragraph of such section on page 31 and (b) the words “regardless of the circumstances from which they arise” in the last paragraph of such section on page 32.

The share totals and percentages on pages 24, 27, 32 and 38 of the Offering Memorandum are revised to reflect that, consistent with the Offering Memorandum, WatchGuard officers, and not WatchGuard directors, are eligible to participate in the Offer.

The information in the Offering Documents, including all schedules and annexes to the Offering Documents, is incorporated by reference in answer to the items required in the Schedule TO.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

The Offering Memorandum attached to the Schedule TO as Exhibit (a)(1)(i) is revised as provided above in this Amendment No. 1. Item 12 of the Schedule TO is amended by the foregoing.

Subsection 1 on page 1 of the Election Form attached to the Schedule TO as Exhibit (a)(1)(ii), which required option holders to acknowledge that they understood all terms of the offer, has been deleted. Item 12 of the Schedule TO is amended by the foregoing deletion.

Item 12 of the Schedule TO is hereby amended to add reference to the forms of email correspondence to WatchGuard employees attached hereto as Exhibit (a)(1)(v) and the press release and Form 8-K attached hereto as Exhibits (a)(5)(i) and (a)(5)(ii).

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum dated April 19, 2005

(a)(1)(ii)	Form of Election Form

(a)(1)(iii)	Form of Notice of Change of Election*

(a)(1)(iv)	E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005*

(a)(1)(v)	Forms of reminder e-mail communications to WatchGuard Technologies, Inc. employees

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2)*

(a)(3)-(4)	Not applicable

(a)(5)(i)	WatchGuard Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(a)(5)(ii)	Press Release issued by WatchGuard Technologies, Inc. on April 19, 2005 attached as exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(b)	Not applicable

(c)	Not applicable

(d)(1)	WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)*

(d)(2)	WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)*

(d)(3)	Rapidstream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)*

(d)(4)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement*

(d)(5)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement*

(d)(6)	Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement*

(d)(7)	Form of Rapidstream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WATCHGUARD TECHNOLOGIES, INC.

Date: May 4, 2005	/s/ EDWARD J. BOREY
Edward J. Borey
Chief Executive Officer, President and Chairman of the Board

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum dated April 19, 2005

(a)(1)(ii)	Form of Election Form

(a)(1)(iii)	Form of Notice of Change of Election*

(a)(1)(iv)	E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005*

(a)(1)(v)	Forms of reminder e-mail communications to WatchGuard Technologies, Inc. employees

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2)*

(a)(3)-(4)	Not applicable

(a)(5)(i)	WatchGuard Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(a)(5)(ii)	Press Release issued by WatchGuard Technologies, Inc. on April 19, 2005 attached as exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(b)	Not applicable

(c)	Not applicable

(d)(1)	WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)*

(d)(2)	WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)*

(d)(3)	Rapidstream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)*

(d)(4)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement*

(d)(5)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement*

(d)(6)	Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement*

(d)(7)	Form of Rapidstream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement*

*	Previously filed.